SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 7, 2017, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Net Result	In thousands of ARS
	06/30/17	06/30/16
Net Result
Loss attributable to:
Controlling company’s shareholders	3,260,476	11,821,280
Non-controlling interest	117,038	431,252

2. Shareholders’ Equity	In thousands of ARS
	06/30/17	06/30/17
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock and treasury shares	69,381	69,381
Additional paid in capital	444,226	444,226
Legal reserve	39,078	39,078
Reserve for future dividends	356,598	-
Special reserve	2,700,192	2,700,192
Changes in non controlling interest	(19,784)	(19,770)
Retained earnings	18,429,374	16,654,617
		-
Total attributable to controlling company’s shareholders	22,145,079	19,654,617
Non-controlling interest	871,169	775,600
Total Shareholders’ Equity	23,016,248	20,430,217

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050  divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is IRSA Inversiones y Representaciones S.A. with 119,221,845 shares, accounting for 94.61% of the issued capital stock.

Below are the highlights for the period ended June 30, 2016:

➢
During the year, we have changed the valuation method of our investment properties which was reflected in the financial statements since the third quarter of FY17.

➢
Net gain for the fiscal year 2017 reached ARS 3,378 million (USD 218.6 million) compared to a gain of ARS 12,253 million in FY 2016. This was mainly explained by higher results from changes in the fair value of investment properties during the previous year.

➢
The Company’s Adjusted EBITDA reached ARS 2,581 million (USD 167 million) in the FY 2017 increasing by 20.5% compared to 2016. Excluding Sales of Investment Properties grew by 27,8%. Adjusted EBITDA for Shopping Malls and Offices segments reached ARS 2,207 million (USD 142.8 million) and ARS 323 million (USD 20.9 million), increasing by 23.1% y 34.7% respectively.

➢
Our shopping centers’ sales grew by 19.1% in the fiscal year 2017 and the portfolio’s occupancy rate reached 98.5%.

➢
During the fourth quarter of the year, we acquired Phillips office building, adjoining to our Dot Baires mall in the North Area of the City of Buenos Aires for USD 29 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 8, 2017